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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 8 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

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CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Crandall Close Bowles

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                       16,180 -- Class A

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER

  NUMBER OF                         2,655,610 -- Class B**
   SHARES                               2,100 -- Class A
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           16,180 -- Class A
                                      135,600 -- Class B

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    2,655,610 -- Class B
                                        2,100 -- Class A

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,791,210 -- Class B*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                39% -- Class B

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                IN

 * Does not include Class A shares

** While filer reported the shared voting power of certain shares held in family trusts in which she served as a co-trustee, filer was subject to a Co-Trustee Non-Participation Agreement in which she agreed not to take any action as a trustee or participate in any decision or action until the earlier of (i) the date upon which her husband, Erskine B. Bowles, no longer served as Chief of Staff of the President of the United States or any other government office or position which in the opinion of the office of Government Ethics (OGE) required the Agreement to be in effect, or (ii) the date of the OGE's written consent or opinion that the Agreement may terminate without violating the Government Ethics Requirements.


          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 1998

                          PAGE   2   OF   8   PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


     The following report is with respect to Class B stock, except as noted. Filer owns individually 16,180 shares of Class A stock. Filer also beneficially owns 2,100 shares of Class A stock in her role as one of fourteen (14) directors of Springs Foundation, Inc. and Close Foundation, Inc., private foundations. These shares are held in an investment fund managed by an investment company retained by the Foundation. Class B stock carries voting privileges equal to four times those to Class A. Class A stock may not convert to Class B but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 1998, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     10,630,281
          Class B      -      7,196,864
                             ----------
                Total  -     17,827,145




     (End of Introductory Comments.)






December 31, 1998

                                Page 3 of 8 Pages


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.
Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715
Item 2(a).   Name of Person Filing:
                  Crandall Close Bowles
Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  6725 Old Providence Road
                  Charlotte, NC 28226
Item 2(c).   Citizenship:
                  United States of America
Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class B
Item 2(e).   CUSIP Number:
                  851783-10-0
Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                  Not Applicable.


December 31, 1998

                                Page 4 of 8 Pages


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Item 4. Ownership: *

                  (a) Amount Beneficially Owned:
                                                       2,791,210-Class B shares.

                  (b) Percent of Class:
                                                                     39%-Class B

                  (c) Number of shares as to which
                      such person has:

                     (i) sole power to vote or
                         direct the vote:
                                                                  16,180-Class A

                    (ii) shared power to vote or
                         direct the vote:
                                                               2,655,610-Class B
                                                                   2,100-Class A

                   (iii) sole power to dispose or
                         direct the disposition of:
                                                                 135,600-Class B
                                                                  16,180-Class A

                    (iv) shared power to dispose or
                         direct the disposition of:
                                                               2,655,610-Class B
                                                                   2,100-Class A

         Mrs. Bowles disclaims beneficial ownership of all the shares shown above except 135,600 shares as to which she has dispositive power, which are held by The Springs Company, Lancaster, South Carolina, as trustee of a management trust which is revocable by Mrs. Bowles on October 16 of any year upon 30 days' notice.

* Mrs. Bowles has the sole power to vote and dispose of 16,180 shares of Class A Stock she owns individually and the shared power to vote and dispose of 2,100 shares of Class A Stock of Springs Foundation, Inc. and Close Foundation, Inc. as a director of said Foundations, which are not reflected as beneficially owned above, and 16,180 shares of Class A stock which she beneficially owns. These shares are referenced in paragraph (c) above, however, for purposes of full disclosure.

December 31, 1998

                                Page 5 of 8 Pages


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         In addition, The Springs Company, Lancaster, South Carolina, owns beneficially 1,955,229 shares (or 28%) of such stock (including 417,699 shares held as trustee for Mrs. Bowles' brothers and sisters); Central Reassurance Corporation (formerly Central Re Corporation), Lancaster, South Carolina, owns beneficially 175,000 shares (or 3%) of such stock. All outstanding stock of
The Springs Company and Central Reassurance Corporation is owned by: trusts for the benefit of Mrs. Bowles and her brothers and sisters (including those trusts described in Item 6); and by The Springs Company as trustee of management trusts for Mrs. Bowles and her brothers and sisters.

         Mrs. Bowles is a director and Chairman of the Board of Directors of The Springs Company, a director and Chairman of the Board of Directors of Central Reassurance Corporation, and a director of Springs Industries, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(c)(ii) and (iv), other than as provided in subsection 2 below, are held by entities having the right to receive dividends and proceeds of sale as follows:

December 31, 1998

                                Page 6 of 8 Pages



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         (a) 1,850,498 shares (or 25.72%) held by Mrs. Bowles, her mother (Anne
Springs Close), six of her seven brothers and sisters (Frances A. Close, Leroy Springs Close, Patricia Close, Elliott Springs Close, Hugh William Close, Jr., Derick Springsteen Close, and Katherine Anne Close), and James Bradley as trustees for her brothers and sisters (each of such six brothers and sisters is a tentative income beneficiary of trusts holding 299,523 shares and is therefore not a trustee with respect to such shares);

         (b) 805,112 shares (or 11.19%) held by Mrs. Bowles and James Bradley, as trustees for Mrs. Bowles and her brothers and sisters. (Mrs. Bowles is a tentative income beneficiary of trusts holding 99,890 of these shares, and is not a trustee with respect to such shares. James Bradley and James H. Hodges serve as trustees of these shares).

         (c) 135,600 shares (1.89%) (as to which Mrs. Bowles has dispositive power) held by The Springs Company as trustee of the management trust for Mrs. Bowles described in Item 4. The trustees of these trusts may accumulate dividends or sale proceeds or distribute them to the beneficiaries, except that the beneficiaries of the trusts described in paragraphs (b) and (c) are entitled to all dividends on the shares held in such trusts.

December 31, 1998

                                Page 7 of 8 Pages




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         2. 2,100 Class A shares are held by Springs Foundation, Inc. and Close
Foundation, Inc., private foundations, of which Mrs. Bowles, her family members, and employees of family companies constitute the Board of Directors, and 765 Class A shares are held by Mrs. Bowles individually.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of the Group:

         Not Applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 1999                             /s/ James H. Hodges
                                             ---------------------------------
                                             James H. Hodges, Limited
                                             Power of Attorney for
                                             Crandall Close Bowles





December 31, 1998

                                Page 8 of 8 Pages